Mail Stop 4561

July 21, 2006

Mr. Richard Govatski
Chief Executive Officer
NMXS.Com, Inc.
5021 Indian School Road
Suite 100
Albuquerque, New Mexico 87110

Re: NMXS.Com, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2005
Form 10-KSB for the Fiscal Year Ended December 31, 2004
Form 10-QSB for the Fiscal Quarter Ended March 31, 2005
Form 10-QSB for the Fiscal Quarter Ended June 30, 2005
Form 10-QSB for the Fiscal Quarter Ended September 30, 2005
File No. 333-30176

Dear Mr. Govatski:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Stephen Krikorian
                                        Accounting Branch Chief